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SECURITIES AND EXCHANGE COMMISSION

02021276

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 29 2002

REPORT FOR THE PERIOD BEGINNING 08-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 E. 20th Street, Suite 10
(No. and Street)

Joplin (City) MO (State) 64804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaun D. Young 417-623-9500 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis & Roderique, CPAs, PC
(Name — if individual, state last, first, middle name)

111 W. 3rd Street, Suite B (Address) Joplin (City) MO (State) 64801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Shaun D. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature] Sherry J Henbree
Notary Public
Notary Public
My Commission Expires June 19, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MidAmerica Financial Services, Inc.
Joplin, Missouri

Financial Statements
December 31, 2001

MidAmerica Financial Services, Inc.

December 31, 2001

Table of Contents

Supplementary Information

D&R Davis & Roderique, CPAs, PC
Certified Public Accountants & Consultants

Charles L. Davis, CPA
William F. Roderique, CPA
Vicki L. Elliff, CPA

Independent Auditor's Report

Board of Directors
MidAmerica Financial, Inc.

We have audited the accompanying statements of financial condition of MidAmerica Financial Services, Inc. as of December 31, 2001, and the accompanying statements of income, retained earnings and cash flows for the five months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2001, and the results of operations and cash flows for the five months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Davis and Roderique

Davis and Roderique, CPAs, PC

March 22, 2002

111 West 3rd Street, Suite B, P.O. Box 848, Joplin, Missouri 64802
Phone: (417) 782-0829 Fax: (417) 782-8003

MidAmerica Financial Services, Inc.
Joplin, Missouri

Statement of Financial Condition
December 31, 2001

Assets

Current assets		
Cash and equivalents	$	3,912
Receivables		
Commissions receivable - Note 2		2,132
Accounts receivable - others - Note 3		1,332
Deposit with clearing broker		10,007
Total current assets		17,383
Furniture and equipment at cost, less accumulated depreciation - Note 4		3,353
Other assets		
Rent deposit		350
	$	21,086

Liabilities and Stockholders' Equity

Current liabilities		
Accounts payable	$	4,104
Commissions payable		2,070
Total current liabilities		6,174
Stockholders' equity		
Common stock, no par value; 100,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		16,900
Retained earnings		(2,088)
Total stockholders' equity		14,912
Total liabilities and stockholders' equity	$	21,086

See accountants' report and accompanying notes to financial statements.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Income Statement
For the Five Months Ended December 31, 2001

Revenues		
Commissions	$	18,398
Miscellaneous revenue		8,470
Total revenues		26,868
Expenses		
Regulatory fees and expenses		2,448
Professional fees and commissions		12,567
Clearing fees		2,497
Rent		1,400
Office supplies and postage		3,235
Telephone		1,689
Depreciation		879
Advertising		591
Insurance		526
Dues & subscriptions		550
Miscellaneous		941
Total expenses		27,323
Other income (expense)		
Loss on sale of firm investments		(1,633)
Total other income (expense)		(1,633)
Net income	$	(2,088)

See accountants' report and accompanying notes to financial statements.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Statement of Retained Earnings
For the Five Months Ended December 31, 2001

Balance at the beginning of the period	$	-
Net income (loss)		(2,088)
Balance at the end of the period	$	(2,088)

See accountants' report and accompanying notes to financial statements.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Statements of Cash Flows
For the Five Months Ended December 31, 2001

Cash flows from operating activities:		
Net income	$	(2,088)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		879
(Increase) decrease in accounts receivable		(3,464)
(Increase) decrease in other assets		(350)
Increase (decrease) in accounts payable		6,167
Net cash provided (used) by operating activities		1,144
Cash flows from investing activities:		
Capital contributed by stockholder		7,000
Purchases of property and equipment		(4,232)
Net cash (used) by investing activities		2,768
Net increase (decrease) in cash		3,912
Cash at the beginning of the year		-
Cash at the end of the year	$	3,912

See accountants' report and accompanying notes to financial statements.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Notes To Financial Statements
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Nature of Operations
The Company is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in providing brokerage services for individual investors mainly in Missouri and Iowa.

Security Trades
On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Accounting Method
The Company maintains its books on the accrual basis of accounting.

Depreciation
Depreciation is calculated using a combination of straight-line and declining balance methods. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized and depreciated over their estimated useful lives. Cost and accumulated depreciation related to assets retired, or otherwise disposed of, is removed from the accounts and any profit or loss is reflected in operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Financial Instruments
The following methods and assumptions were used by the Company to estimate the fair value of financial instruments as disclosed herein:

Commissions receivable: The carrying value approximates fair value (See Note 2).
Short-term borrowings: The carrying amount approximates fair value.

Income Taxes
The stockholders have elected, under provisions of the Internal Revenue Code, to have the Company's income taxed directly to the stockholders. Accordingly, no provision for income taxes has been made in these financial statements.

Note 2 - Commissions Receivable

As of December 31, 2001 all of the Company's commissions receivable were less than 30 days old. Management expects these receivables will be collected.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Notes To Financial Statements
December 31, 2001

Note 3 - Accounts Receivable - Others

Accounts receivable from others consist of the following and their carrying value approximates fair value.

Due from registered representatives	$1,332

Note 4 - Property, Plant and Equipment

A summary of property, plant and equipment and related accumulated depreciation is presented below.

	Useful life	
Furniture & office equipment	5 years	$ 4,232
Accumulated depreciation		879
Net book value		$ 3,353

Depreciation expense for the year ended December 31, 2001 totaled $879.

Note 5 - Concentration of Credit Risk

Uninsured Cash Balances

The Company maintains its cash balances in money market funds. These balances are not insured.

Note 6 – Net Capital Requirements

The Company is required to maintain a minimum net capital, in accordance with SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2001, the Company had net capital of $9,799, which was $4,799 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $6,174 as of December 31, 2001.

Note 7 – Control Requirements

There are no amounts, as of December 31, 2001, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 8 – Reconciliation Pursuant To Rule 17a-5(D)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2001, unaudited Focus report and this report, which effect net capital.

SUPPLEMENTARY INFORMATION

MidAmerica Financial Services, Inc.
Joplin, Missouri

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2001

Net Capital		
Stockholders' Equity	$	14,912
Less nonallowable assets		5,035
Net capital before haircuts on security position		9,877
Haircuts on securities:		
Money market		(78)
Net capital	$	9,799
Aggregate Indebtedness	$	6,174
Net capital required based on aggregate indebtedness	$	412
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	4,799
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	9,182
Percentage of Aggregate Indebtedness to Net Capital		63.0%

See accountants' report and accompanying notes to financial statements.